UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
ARGO-TECH CORPORATION
(Exact name of Registrant as specified in its Charter)
333-38223
(Commission
File Number)
c/o Eaton Corporation
Eaton Center
Cleveland, Ohio 44114-2584
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
$250,000,000 9 1/4% Senior Notes due 2011
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Argo-Tech Corporation has caused this certification/notice to be signed on its behalf by a duly authorized person.

Argo-Tech Corporation
Date: March 29, 2007	By:	/s/Earl R. Franklin
Earl R. Franklin Vice President & Secretary